

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: **June 3, 2004**

Commission File Number	Exact name of registrant as specified in its charter, address of principal executive office and registrant's telephone number	IRS Employer Identification Number
1-8841	**FPL GROUP, INC.** 700 Universe Boulevard Juno Beach, Florida 33408 (561) 694-4000	59-2449419

State or other jurisdiction of incorporation or organization: Florida

Item 5. Other Events and Regulation FD Disclosure

On June 3, 2004, an indirect subsidiary of FPL Group, Inc. (FPL Group) sold a note receivable from a limited partnership of which Olympus Communications, L.P. (Olympus) is a general partner. Olympus is an indirect subsidiary of Adelphia Communications Corp. (Adelphia). In June 2002, Adelphia, Olympus and the limited partnership filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code, and the note, which was due July 1, 2002, is in default. The note receivable was sold for its net book value of approximately $127 million, including accrued interest through the date of the commencement of the Chapter 11 proceedings, less related transaction costs which are not significant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


FPL GROUP, INC.
(Registrant)


Date: June 9, 2004


K. MICHAEL DAVIS
K. Michael Davis
Controller and Chief Accounting Officer of FPL Group, Inc.
Vice President, Accounting, Controller
